Notice to ASX/LSE Rio Tinto resolves legacy U.S. Securities and Exchange Commission FCPA investigation 6 March 2023 Rio Tinto has today resolved a previously self-disclosed investigation by the U.S. Securities and Exchange Commission (SEC) into certain contractual payments made to a former consultant over a decade ago in 2011, relating to the Simandou project in the Republic of Guinea. Without admitting to or denying the SEC’s findings, Rio Tinto has agreed to pay a $15 million civil penalty for violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act (FCPA). In connection with the settlement, Dominic Barton, Chairman of Rio Tinto said: “We are glad to have resolved this matter related to events that occurred over a decade ago on appropriate and reasonable terms. When Rio became aware of the issue, an internal investigation was immediately launched, and we proactively notified the appropriate authorities. “Since becoming aware, Rio Tinto has taken significant actions to enhance our compliance programme based on best practices. Under current leadership we are taking action to build a culture guided by our values of care, courage and curiosity; an environment where every team member feels comfortable to speak up if something is not right. We remain committed to conducting business to the highest standards of integrity, and ensuring that our projects benefit communities, host governments, shareholders, and customers.” EXHIBIT 99.1

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com